Exhibit 8.1

Subsidiaries of Banco Latinoamericano de Comercio Exterior, S.A.

Name of Subsidiary	Jurisdiction of Incorporation

Bladex Holdings Inc.	United States

Bladex Representação Ltda.	Brazil

Bladex Development Corp.	Panama

BLX Soluciones, S.A. de C.V., SOFOM, E.N.R.	Mexico